EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 27, 2008
Fixed charges:
Interest expense	$102
Estimated interest portion of rents	23
Total fixed charges	$125

Income:
Income from continuing operations before income taxes	$1,054
Dividends in excess of pretax income of Textron Finance	69
Fixed charges	125
Adjusted income	$1,248

Ratio of income to fixed charges	9.98